UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FLOWSTONE OPPORTUNITY FUND

(Name of Subject Company (Issuer))

FLOWSTONE OPPORTUNITY FUND

(Name of Filing Person(s) (Issuer))

SHARES
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Scott P. Conners

FlowStone Opportunity Fund

55 Nod Road, Ste 120

Avon, CT 06001

(312) 429-2419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

December 29, 2020

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$3,386,686(a)	Amount of Filing Fee:	$369.49(b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$369.49
Form or Registration No.:	SC-TO-I
Filing Party:	FlowStone Opportunity Fund
Date Filed:	December 29, 2020

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on December 29, 2020 by FlowStone Opportunity Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of the Fund (“Shares”) in an aggregate amount up to 292,966 Shares (representing up to approximately 5% of Shares outstanding as of September 30, 2020) on the terms and subject to the conditions set out in the Offer to Purchase and related Letter of Transmittal included as exhibits (a)(1)(ii) and (a)(1)(ii), respectively, to the Statement.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares of the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on January 28, 2021.

2.	As of January 28, 2021, no Shareholders validly tendered Shares prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FLOWSTONE OPPORTUNITY FUND

By:	/s/ Scott P. Conners
Name:	Scott P. Conners
Title:	Principal Executive Officer
Dated:	March 17, 2021

3